As filed with the Securities and Exchange Commission on December 3, 2020

Registration No. 333-249797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Medigus Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	3841	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Tatiana Yosef

7A Industrial Park, P.O. Box 3030

Omer, 8496500, Israel

Tel: +972-73-370-4691

Fax: +972-72-260-2249

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204,

Newark, DE, 19711, USA

Tel: 303-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dr. Shachar Hadar, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100 Email: Shacharh@meitar.com	Oded Har-Even, Esq. Ron Ben-Bassat, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.5000 Fax: 212.660.3001	Steven J. Glusband, Esq. Guy Ben-Ami, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Tel: 212-238-8605 Fax: 212-732-3232

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-249797)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

 †The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Post-Effective Amendment”) to the Registration Statement on Form F-1 (Registration No. 333-249797) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to replace Exhibit 5.1 as indicated in Part II of this Post-Effective Amendment. The Registration Statement was declared effective by the Securities and Exchange Commission on December 1, 2020. This Post-Effective Amendment does not modify any provision of the Preliminary Prospectus constituting Part I the Registration Statement. Accordingly, this Post-Effective Amendment  consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to this Post-Effective Amendment and Exhibit 5.1. This Post-Effective Amendment shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

Part II

Information Not Required in Prospectus

Item 6. Indemnification of Office Holders (including Directors).

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738-1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking will detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent;

●	a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a civil or administrative fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

As of the date of this registration statement on Form F-1, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current director and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on such indemnification agreement is equal to 25% of our shareholders’ equity pursuant to our latest audited or unaudited consolidated financial statements, as applicable, as of the date of the indemnification payment. Such indemnification amounts are in addition to any insurance amounts. Each director or officer who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities by the Company during the three years preceding this offering, which were not registered under the Securities Act.

On September 3, 2019, we issued to Gix 333,334 ADSs through equity exchange by issuing Gix ADSs at a price of $3 per ADS in consideration for Gix shares based on a price per Gix share of NIS 4.15. In addition, we issued Gix warrants to purchase our ADSs in an amount equal to the ADSs issued to Gix, at an exercise price of $4 per ADS.

In July 2018, we issued and sold to H.C. Wainwright & Co., as underwriter for our public offering, 425,651 Series C Warrants to purchase 425,651 ADSs, representing 8,513,020 Ordinary Shares, at a price of $0.01 per warrant, as part of the consideration for its services as underwriter. We also undertook to issue the underwriter an additional 198,637 Underwriter Warrants to purchase 198,637 ADSs, representing 3,972,740 Ordinary Shares, at an exercise price of $4.375 per ADS for a period of five years once we increased our authorized share capital. We subsequently issued those Underwriter Warrants to the underwriter.

In November 2017, we issued investors warrants to purchase up to a total of 202,500 ADSs representing 4,050,000 Ordinary Shares at an exercise price of $8 per ADS.

In November 2017, we issued H.C. Wainwright & Co. warrants to purchase up to a total of 14,177 ADSs representing 283,540 Ordinary Shares at an exercise price of $10 per ADS as part of the consideration for its services as placement agent.

The foregoing issuances of warrants to purchase ADSs in 2017 and 2018 were offered pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the Securities Act, and the issuance of ADS in 2019 was made in reliance on an exemption pursuant to Regulation S, promulgated under the Securities Act.

The foregoing issuances, with the exclusion of Gix, were adjusted to reflect (i) a 1-for-10 reverse share split of our Ordinary Shares effected on July 13, 2018, together with a change in the ratio of Ordinary Shares per ADSs, such that after the reverse share split was implemented each ADS represents 20 post- reverse share split Ordinary Shares, instead of 50 pre-reverse share split Ordinary Shares, (ii) change in the ratio of Ordinary Shares per ADS from five Ordinary Shares per ADS to 50 Ordinary Shares per ADS effected on March 15, 2017, and (iii) 1-for-10 reverse share split of our Ordinary Shares and the change in the ratio of Ordinary Shares per ADS to five deposited Ordinary Shares per ADS effected on November 6, 2015.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All Financial Statement Schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omer, State of Israel on December 3, 2020.

Medigus Ltd.

By:	/s/ Liron Carmel
Name:	Liron Carmel
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Liron Carmel	Chief Executive Officer	December 3, 2020
Liron Carmel

/s/ Tatiana Yosef	Chief Financial Officer	December 3, 2020
Tatiana Yosef

/s/ *	Chairman of the Board of Directors	December 3, 2020
Eliyahu Yoresh

/s/ *	Director	December 3, 2020
Ronen Rosenbloom

/s/ *	Director	December 3, 2020
Eli Cohen

/s/ *	Director	December 3, 2020
Kineret Tzedef

By:	*/s/ Liron Carmel
Liron Carmel
Attorney-in-Fact

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in on this 3rd day of December, 2020.

Puglisi & Associates

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement(9)
3.1	Articles of Association of Medigus Ltd., as amended(9)
4.1	Form of Deposit Agreement between the Registrant, The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares(2)
5.1	Opinion of Meitar | Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares(1)
10.1	2013 Share Option and Incentive Plan(2)
10.2	Compensation Policy of Medigus Ltd.(9)
10.3	Form of Indemnification and Exculpation Undertaking(2)
10.4	Common Stock Purchase Agreement by and between the Registrant, Smart Repair Pro, Inc., Purex, Inc, each of Smart Repair Pro, Inc. and Purex, Inc. respective stockholders and Vicky Hacmon dated October 8, 2020(9)*
10.5	Share Purchase Agreement by and between the Registrant and Eventer Technologies Ltd., dated October 14, 2020(9)*
10.6	Revolving Loan Agreement by and between the Registrant and Eventer Technologies Ltd., dated October 14, 2020(9)*
10.7	Share Exchange Agreement by and between the Registrant and the shareholders of Eventer Technologies Ltd., dated October 14, 2020(9)
10.8	Addendum No. 1 to Amended and Restated Asset Transfer Agreement by and between the Registrant and ScoutCam Ltd., dated July 27, 2020(9)*
10.9	Underwriting Agreement by and between the Registrant and ThinkEquity, a division of Fordham Financial Management, Inc., dated May 19, 2020(3)
10.10	Amended and Restated Inter Company Services Agreement by and between the Registrant and ScoutCam Ltd. dated April 20, 2020(4)
10.12	Asset Transfer Agreement by and between the Registrant and GERD, IP, Inc., dated April 19, 2020(4)*
10.12	Founders Agreement by and between the Registrant and Kfir Zilberman, dated January 12, 2020(4)
10.13	Amended and Restated Asset Transfer Agreement by and between the Registrant and ScoutCam Ltd., dated December 1, 2019(4)*
10.14	Patent License Agreement by and between the Registrant and ScoutCam Ltd., dated December 1, 2019(4)*
10.15	Securities Purchase Agreement by and between the Registrant, Algomizer Ltd. and Linkury Ltd., dated June 19, 2019(4)*
10.16	Know-How License and Sale of Goods Agreement By and between the Registrant and Shanghai MUSE Medical Science and Technology Co., Ltd., dated June 2, 2019(4)*
10.17	Form of Series C Warrant Agent Agreement between the Registrant and Computershare Inc., as warrant agent, including Form of Series C Warrant(5)
10.18	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 24, 2017, Securities Purchase Agreement(6)
10.19	Form of Placement Agent Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreement(7)
10.20	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreement(7)
10.21	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 2016 Securities Purchase Agreements(8)
16.1	Letter from Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, dated November 2, 2020(9)

Exhibit No.	Description
21.1	List of Subsidiaries(9)
23.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm(9)
23.2	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network(9)
23.3	Consent of Meitar | Law Offices, Israeli counsel to the Registrant (included in Exhibit 5.1)(1)
24.1	Power of Attorney (included in the signature page of the Registration Statement)

(1)	Filed herewith.
(2)	Previously filed with the Securities and Exchange Commission on May 7, 2015, as an exhibit to the Registrant’s annual report on Form 20-F (File No 001-37381) and incorporated by reference herein.
(3)	Previously filed with the Securities and Exchange Commission on May 22, 2020, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(4)	Previously filed with the Securities and Exchange Commission on April 22, 2020, as an exhibit to the Registrant’s annual report on Form 20-F (File No 001-37381) and incorporated by reference herein.
(5)	Previously filed with the Securities and Exchange Commission on July 18, 2018, as an exhibit to the Registrant’s registration statement on Form F-1 (File 333-2225610) and incorporated by reference herein.
(6)	Previously filed with the Securities and Exchange Commission on November 24, 2017, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(7)	Previously filed with the Securities and Exchange Commission on March 23, 2017, as an exhibit to the Registrant’s registration statement on Form F-1 (File No 333-216155) and incorporated by reference herein.
(8)	Previously filed with the Securities and Exchange Commission on December 1, 2016, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(9)	Previously filed.

*	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.